March 28, 2006
For Immediate Release: March 28, 2006. Vancouver, BC REGI U.S., Inc. (OTC BB: RGUS, Berlin Stock Exchange: RGJ)/Reg Technologies, Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) is pleased to announce that the final modifications, which were successfully implemented on the 42 H.P Rand Cam™, are currently being completed by Ebco Industries, a 50 year old manufacturing company (www.ebco.com) for the 125 H.P. version of the RadMax™ engine. The modifications will be completed within 30 days and the extensive testing program will commence by Shane Kabish our rotary engine specialist and Brian Cherry, the co-inventor of the Rand Cam™ technology.

Shane Kabish states, "The 125 H.P. RadMax™ engine has been thoroughly designed with advanced sealing methods by Radian Milparts, which will be the production model for presentation to several major companies interested in licensing the technology from REGI U.S., Inc."

The testing will consist of endurance to determine wear and tear, and maintenance factors /hydrocarbons /calculations and fuel efficiency using a state-of-the-art computerized fuel injection system.

John Robertson, President of REGI U.S., Inc., states, "REGI U.S., Inc. /Reg Technologies, Inc. now have an excellent team to develop the Rand Cam™ / RadMax™ technology to the advanced stage of development. The Rand Cam™ / RadMax™ drawing modifications are now completed by Advanced Design and Drafting (www.advanceddesigndrafting.com), founded in 1998 in Vancouver, BC, a well respected firm completing services to engineering companies, contractors and steel fabricators. The drawings have been delivered to Ebco Industries, Ltd., which operates one of the largest custom manufacturing facilities in Western Canada with over 50 years of experience. The testing on the 125 H.P. engine will be conducted by Shane Kabish, a rotary engine specialist for over 20 years."

ABOUT REG TECHNOLOGIES, INC. / REGI U.S., INC.

REGI U.S., Inc. owns the U.S. rights and the parent company Reg Technologies Inc. owns the worldwide rights to the Rand Cam™ rotary technology. The engine is a light weight rotary engine that has only two moving parts: the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This revolutionary design makes it possible to produce a total of 24 continuous power impulses per one rotation that is vibration free and extremely quiet. The Rand Cam™ engine also has multi-fuel capabilities and is able to operate using fuels including natural gas, hydrogen, propane and diesel. Reg Technologies Inc., together with REGI U.S., Inc., is in the process of testing a Rand Cam™ diesel engine for a generator application for hybrid electric cars and for unmanned aerial applications for the U.S. military. For more information please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson
President

Contacts:
Regi U.S., Inc
Contacts: Regi U.S., Inc John Robertson, 1-800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.